================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

--------------------------------------------------------------------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16

                                      UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF JUNE, 2003

                         Commission File Number 1-15114

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
               --------------------------------------------------
                               (Registrant's name)

                      SUITE 355, 10333 SOUTHPORT ROAD S.W.
                        CALGARY, ALBERTA, CANADA T2W 3X6
               --------------------------------------------------
                    (Address of principal executive offices)

1.   Toronto Stock Exchange Form 1 - Change in Outstanding and Reserved
     Securities

2.   Notice of Annual and Special General Meeting Record Date

3.   Notice of Annual and Special General Meeting and Record Date

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F  [X]                  Form 40-F   [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101 (b)(7):   [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes   [ ]                       No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

================================================================================

                                   SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Anthony Clark International Insurance Brokers Ltd., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    July 7, 2003

ANTHONY CLARK INTERNATIONAL
INSURANCE BROKERS LTD.

By:
     "Signed"
--------------------------------
Joseph P. Giuffre
Corporate Secretary & Director

FORM: 1        COMPANY NAME: ANTHONY CLARK INTERNATIONAL       STOCK SYMBOL: ACL
                             INSURANCE BROKERS LTD.
--------------------------------------------------------------------------------

================================================================================
                CHANGE IN OUTSTANDING AND RESERVED SECURITIES
--------------------------------------------------------------------------------

               ISSUED AND OUTSTANDING SHARE SUMMARY              # of Shares       Balance
               ----------------------------------------------------------------------------
               ISSUED AND OUTSTANDING - OPENING BALANCE*          7,692,055       7,692,055
               ----------------------------------------------------------------------------
ADD:           Stock Options Exercised
               ----------------------------------------------------------------------------
               Share Purchase Plan
               ----------------------------------------------------------------------------
               Dividend Reinvestment Plan
               ----------------------------------------------------------------------------
               Exercise Warrants
               ----------------------------------------------------------------------------
               Private Placement
               ----------------------------------------------------------------------------
               Conversion
               ----------------------------------------------------------------------------
               Other Issuance (provide description)
               ----------------------------------------------------------------------------
SUBTRACT:      Issuer Bid Purchase
               ----------------------------------------------------------------------------
               Redemption
               ----------------------------------------------------------------------------
               Other Cancellation (provide description)
               ----------------------------------------------------------------------------
               CLOSING ISSUED AND OUTSTANDING SHARE BALANCE*      7,692,055       7,692,055
===========================================================================================

NOTE: If any of the Company's securities of a listed class are held by the Company or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

--------------------------------------------------------------------------------
               RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
--------------------------------------------------------------------------------

A.             SHARE PURCHASE PLANS AND / OR AGREEMENT(S)                  # of Shares         Balance
               ---------------------------------------------------------------------------------------
               NAME OF PROGRAM:
               ---------------------------------------------------------------------------------------
               OPENING RESERVE FOR SHARE PURCHASE PLAN / AGREEMENT
               ---------------------------------------------------------------------------------------
               Additional Shares Listed Pursuant to the Plan (ADD)
               ---------------------------------------------------------------------------------------
               Shares Issued from Treasury (SUBTRACT)
               ---------------------------------------------------------------------------------------
               CLOSING RESERVE FOR SHARE PURCHASE PLAN                                           N/A
               =======================================================================================


--------------------------------------------------------------------------------
B.             DIVIDEND REINVESTMENT PLAN (DRIP)-- FOR SHAREHOLDERS        # of Shares         Balance
               ---------------------------------------------------------------------------------------
               NAME OF PROGRAM:
               ---------------------------------------------------------------------------------------
               OPENING RESERVE FOR DIVIDEND REINVESTMENT PLAN
               ---------------------------------------------------------------------------------------
               Additional Shares Listed Pursuant to the Plan (ADD)
               ---------------------------------------------------------------------------------------
               Shares Issued (SUBTRACT)
               ---------------------------------------------------------------------------------------
               CLOSING RESERVE FOR DIVIDEND REINVESTMENT PLAN                                    N/A
               =======================================================================================

--------------------------------------------------------------------------------
               RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
--------------------------------------------------------------------------------
C.             STOCK OPTION PLAN AND / OR AGREEMENT
               ---------------------------------------------------------------------------------------
               NAME OF PROGRAM:   STOCK OPTION PLAN
               ---------------------------------------------------------------------------------------
               STOCK OPTIONS OUTSTANDING-- OPENING BALANCE                                     983,900
               ---------------------------------------------------------------------------------------



               Options Granted: (ADD)
               -----------------------------------------------------------------

               Date          Name of Optionee         Expiry       Exercise      # of Options Granted
               of Grant                               Date         Price
               ----------------------------------------------------------------------------------------------

               ----------------------------------------------------------------------------------------------

               ----------------------------------------------------------------------------------------------
                                                                   SUBTOTAL
               ----------------------------------------------------------------------------------------------
                                                                                 N/A
                                                                  ===========================================

               Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below
               -----------------------------------------------------------------

               Date          Name of Optionee         Expiry       Exercise      # of Options Granted
               of Grant                               Date         Price
               ----------------------------------------------------------------------------------------------

               ----------------------------------------------------------------------------------------------

               ----------------------------------------------------------------------------------------------
                                                                   SUBTOTAL                            N/A
                                                                  ===========================================

               Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.
               ---------------------------------------------------------------

               Date of       Name of Optionee         Date of      # Options     # Shares Issued*
               Exercise /                             Grant        Canc.         (based on SAR Value)
               Canc.
               ----------------------------------------------------------------------------------------------

               ----------------------------------------------------------------------------------------------

               ----------------------------------------------------------------------------------------------
                                                                   SUBTOTAL                            N/A
                                                                  ===========================================

               *Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSX acceptance of the Plan. Please ensure all applicable changes are noted.

               Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

               ----------------------------------------------------------------------------------------------
               Date of       Name of Optionee         Date of      Expiry        Exercise     Number
               Canc. / Term                           Grant        Date          Price
               ----------------------------------------------------------------------------------------------
               03/Jun/2003   Garry Schneider          26-Oct-2001  26-Oct-2006   $1.00            500
               ----------------------------------------------------------------------------------------------
               03/Jun/2003   Dennis Donison           26-Oct-2001  26-Oct-2006   $1.00            500
               ----------------------------------------------------------------------------------------------
               03/Jun/2003   Hoa Nguyen               26-Oct-2001  26-Oct-2006   $1.00          1,000
               ----------------------------------------------------------------------------------------------
               03/Jun/2003   Chris Montague           26-Oct-2001  26-Oct-2006   $1.00          1,000
               ----------------------------------------------------------------------------------------------
               03/Jun/2003   Gary Seebeck             26-Oct-2001  26-Oct-2006   $1.00          1,000
               ----------------------------------------------------------------------------------------------
               03/Jun/2003   Eugene Kosik             26-Oct-2001  26-Oct-2006   $1.00          1,000
               ----------------------------------------------------------------------------------------------
               03/Jun/2003   Missy Henderson          26-Oct-2001  26-Oct-2006   $1.00          1,000
               ----------------------------------------------------------------------------------------------
               03/Jun/2003   Lynn Ball                26-Oct-2001  26-Oct-2006   $1.00            500
               ----------------------------------------------------------------------------------------------
               03/Jun/2003   Cathy Boetcher           26-Oct-2001  26-Oct-2006   $1.00            500
               ----------------------------------------------------------------------------------------------
               03/Jun/2003   John Ogrryslo            26-Oct-2001  26-Oct-2006   $1.00            500
               ----------------------------------------------------------------------------------------------
                                                                                 SUBTOTAL       7,500
                                                                                =============================

               STOCK OPTION OUTSTANDING -- CLOSING BALANCE                                    976,400
               ==============================================================================================


--------------------------------------------------------------------------------
               RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
--------------------------------------------------------------------------------

D.             SHARES RESERVED (FOR STOCK OPTION PLAN)
               ----------------------------------------------------------------------------------------------
               NAME OF PROGRAM:   STOCK OPTION PLAN                              # of Shares     Balance
               ----------------------------------------------------------------------------------------------
               Opening Share Reserve Balance at beginning of period                             1,309,811
               ----------------------------------------------------------------------------------------------
               Additional shares Listed Pursuant to the Plan (ADD)
               ----------------------------------------------------------------------------------------------
               Stock Options Exercised (SUBTRACT)
               ----------------------------------------------------------------------------------------------
               Stock Appreciation Rights (SUBTRACT)
               ----------------------------------------------------------------------------------------------
               CLOSING SHARE RESERVE BALANCE AT END OF PERIOD                                   1,309,811
               ==============================================================================================

               All information reported in this Form is for the month of June, 2003


================================================================================
FILED ON BEHALF OF THE COMPANY BY:

(please enter name and direct phone or email)

NAME             Kathryn Cooper
                 ---------------------------------------------------------------
PHONE / EMAIL    (604) 891-2705    email:  kathryn.cooper@gowlings.com
                 ---------------------------------------------------------------
DATE             July 3, 2003
                 ---------------------------------------------------------------

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
                              NOTICE OF RECORD DATE

NOTICE IS HEREBY GIVEN that the record date of ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. will be Wednesday, July 16, 2003, for the purpose of determining shareholders entitled to receive notice of the Annual and Special Meeting of the Shareholders to be held at Calgary, Alberta on the 18th day of August, 2003.

                                        ON BEHALF OF THE
CALGARY, ALBERTA                        BOARD OF DIRECTORS

July 8, 2003                            "Primo Podorieszach
                                        DIRECTOR AND PRESIDENT

           CIBC Mellon Global Securities Services Company           CIBC  Mellon
                                CIBC Mellon Trust Company

June 16, 2003


British Columbia Securities Commission                     Alberta Securities Commission
TSX Venture Exchange - BC                                  TSX Venture Exchange - AB
Saskatchewan Securities Commission                         Manitoba Securities Commission
Ontario Securities Commission                              Commission des Valeurs Mobilieres du Quebec
The Office of the Administrator of Securities              Nova Scotia Securities Commission
         - New Brunswick
Registrar of Securities - Prince Edward Island             Securities Registry - Northwest Territories
Registrar of Securities - N.W.T.                           Registrar of Securities -Yukon
Newfoundland Securities Commission                         P.E.I. Securities Commission
Justice Services Division - Yukon                          New Brunswick Securities Commission
Nunavut Securities Commission

Dear Sirs:

RE: Anthony Clark International Insurance Brokers Ltd. - Profile # 10468 Annual and Special Meeting of Shareholders
--------------------------------------------------------------------------------

On behalf of our principal, Anthony Clark International Insurance Brokers Ltd., we wish to confirm the following dates regarding their Annual and Special Meeting of Shareholders:

DATE OF MEETING                                             August 18, 2003
RECORD DATE                                                 July 16, 2003
MATERIAL MAIL DATE                                          July 21, 2003

APPLICABLE SECURITIES                                       CUSIP NO.

         Common Shares                                      18145N107

Yours truly,

CIBC MELLON TRUST COMPANY



"signed"

Donald A. Santini
Associate Manager
Client Relations
(403) 232-2413
donald_santini@cibcmellon.com



 600 The Dome Tower - 333 -- 7th Avenue S.W. Suite 600 - Calgary, A.B. - T2P 2Z1
                                         - Tel 403.232.2400 - www.cibcmellon.com

CIBC Mellon Global Securities Services Company and CIBC Mellon Trust Company are
                               licensed users of the CIBC and Mellon trademarks.